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Vf 3-12-02

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NITED STATES
ND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41572

RECEIVED MAR 0 1 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: London Pacific Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2880 Gateway Oaks Drive
(No. and Street)

Sacramento (City) California (State) 95833 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonelle M. Stenson (916) 561-2410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

555 Capitol Mall, Suite 1200 (Address) Sacramento (City) California (State) 95814 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/22/02

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

So

OATH OR AFFIRMATION

I, Timothy L. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of London Pacific Securities, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOYCE M. FERGUSON
COMM. # 1201309
NOTARY PUBLIC-CALIFORNIA
SACRAMENTO COUNTY
COMM. EXP. DEC. 8, 2002

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

London Pacific Securities, Inc. and Subsidiary

Report on Audit of Financial Statements and Report on Internal Accounting Control Required by SEC Rule 17a-5

For the year ended December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
555 Capitol Mall
Suite 1200
Sacramento CA 95814
Telephone (916) 930 8100
Facsimile (916) 930 8450

Report of Independent Accountants

To the Board of Directors
London Pacific Securities, Inc.

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of income, changes in stockholder's equity, and cash flows present fairly, in all material respects, the consolidated financial position of London Pacific Securities, Inc. and Subsidiary (the "Company"), at December 31, 2001, and the consolidated results of their operations and their cash flows for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 25, 2002

London Pacific Securities, Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2001

Assets		
Cash and cash equivalents	$	555,215
Commissions and other receivables		245,198
Prepaid expenses and other		159,074
Receivable from related party		31,005
Deferred income taxes		26,642
Equipment, net of $6,781 accumulated depreciation		6,794
Goodwill, net of $65,908 accumulated amortization		247,943
Total assets	$	1,271,871
Liabilities and Stockholder's Equity		
Accounts payable and accrued liabilities	$	59,802
Commissions payable		464,962
Payable to related parties		44,579
Income taxes payable		68,153
Total liabilities		637,496
Commitments and contingencies (Notes 3 and 6)		
Stockholder's equity:		
Common stock -- Series A, voting, $.001 par value; 100,000 shares authorized, issued and outstanding		100
Additional paid-in capital		417,900
Retained earnings		216,375
Total stockholder's equity		634,375
Total liabilities and stockholder's equity	$	1,271,871

The accompanying notes are an integral part of these financial statements.

London Pacific Securities, Inc. and Subsidiary
Consolidated Statement of Income
For the year ended December 31, 2001

Revenue:	
Brokerage commissions	$ 4,705,109
Insurance commissions	2,142,650
Other	131,168
Total revenue	6,978,927
Operating expenses:	
Commissions	5,620,387
Allocation of personnel charges from affiliate	729,122
Data services	132,640
Rent	72,237
Professional services	53,613
Other	275,458
Total operating expenses	6,883,457
Income before provision for income taxes	95,470
Provision for income taxes	48,705
Net income	$ 46,765

The accompanying notes are an integral part of these financial statements.

London Pacific Securities, Inc. and Subsidiary
Consolidated Statement of Changes in Stockholder's Equity
For the year ended December 31, 2001

	Common Stock Series A		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2000	100,000	$ 100	$ 417,900	$ 169,610	$ 587,610
Net income	-	-	-	46,765	46,765
Balance, December 31, 2001	100,000	$ 100	$ 417,900	$ 216,375	$ 634,375

The accompanying notes are an integral part of these financial statements.

London Pacific Securities, Inc. and Subsidiary
Consolidated Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities:		
Net income	$	46,765
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		15,168
Deferred income taxes		(10,308)
Effect on cash of changes in operating assets and liabilities:		
Commissions and other receivables		111,957
Prepaid expenses and other		(8,461)
Receivable from related party		(31,005)
Accounts payable and accrued liabilities		39
Commissions payable		(125,237)
Payable to related parties		(171,394)
Income taxes payable		(185,135)
Net cash used in operating activities		(357,611)
Cash flows from investing activities:		
Purchases of furniture and fixtures		(3,961)
Net cash used in financing activities		(3,961)
Net decrease in cash		(361,572)
Cash and cash equivalents, beginning of year		916,787
Cash and cash equivalents, end of year	$	555,215

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Background
London Pacific Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company negotiates securities transactions on behalf of its customers through registered affiliates in all 50 states. The Company clears all transactions on a fully disclosed basis through another clearing broker-dealer, which maintains the customer accounts.

The Company is a direct, wholly-owned subsidiary of LP Advisors, Inc. (Parent), which is an indirect wholly-owned subsidiary of London Pacific Group Limited (London Pacific).

2. Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, LPA Insurance Agency, Inc. All intercompany accounts and transactions have been eliminated in the consolidation.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur. Accordingly, accruals are made for commissions earned and payable on transactions that have not reached settlement.

Cash and Cash Equivalents
The Company considers cash held in banks and money market funds to be cash and cash equivalents for purposes of the consolidated statement of cash flows. Money market funds are recorded at fair value. Cash and cash equivalents are maintained in various financial institutions. Deposits in these various institutions may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits.

Goodwill
In connection with the acquisition of the Company by London Pacific, the Company recorded goodwill representing the push-down to the Company of the excess of London Pacific's purchase price over the fair value of assets acquired. Goodwill is amortized over 25 years using the straight-line method.

Equipment
Equipment is carried at cost. Equipment consists of furniture and fixtures. Depreciation is provided on the straight-line method over an estimated useful life of five years. Upon sale or retirement of

equipment, the related cost and accumulated depreciation are removed from the respective accounts and the resulting gain or loss is included in current operations.

Income Taxes
The Company is included in the consolidated federal and combined state income tax returns filed by London Pacific Technologies, Inc. (LPTI), a subsidiary of London Pacific. For financial statement purposes, federal income taxes are computed on a consolidated basis and allocated to each of the members in the group on the basis of the percentage of the total tax which the tax of each member, if computed on a separate return basis, would bear to the total amount of taxes for all members of the group. Income taxes payable, if any, represent amounts due to LPTI in accordance with the consolidated tax sharing agreement. Deferred income tax assets and liabilities are computed using the liability method for the differences between the financial statement and tax basis of the assets and liabilities based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse.

New Accounting Pronouncement
In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 142 (SFAS 142) *Goodwill and Other Intangible Assets,* which supersedes APB 17, *Intangible Assets*, and is effective for fiscal years beginning after December 15, 2001. SFAS 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangibles assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning January 1, 2002, and does not expect adoption of this statement to have a material effect on its results of operations or financial position.

3. Related-Party Transactions

London Pacific Advisory Services, Inc. (LPAS), a wholly-owned subsidiary of the Company's Parent, provides operating services to the Company, including the chief executive officer and other personnel, office space, legal and certain other operating services. For the year ended December 31, 2001, the Company was charged for an estimate of LPAS' direct costs associated with providing these services, such as salaries and wages, payroll taxes and benefits, and other miscellaneous expenses, amounting to approximately $776,000, which is reported as an allocation of personnel charges from affiliate, a component of operating expenses in the consolidated statement of income.

At December 31, 2001, the Company owed approximately $43,000 and $1,300 to LPAS and its parent, respectively, which represents intercompany charges for services provided to the Company by LPAS and amounts paid on behalf of the Company by its parent.

The Company earned approximately $112,000 in insurance commissions from affiliates for the year ended December 31, 2001.

The Company, along with LPAS, is a guarantor of computer software leases for their Parent, which commenced in 1999 and 2000. These leases require total future payments of approximately $389,000, due through September 2004.

4. Provision for Income Taxes

Income tax expense allocated by LPTI and the Company's Parent for income taxes at December 31, 2001, consists of the following:

Current		
Federal	$	60,531
State		(1,518)
Deferred		
Federal		(10,130)
State		(178)
Total provision for income taxes	$	48,705

Reconciliation of the differences between income taxes computed at Federal statutory tax rates and the effective income tax rates for the year ended December 31, 2001, are as follows:

Federal tax rate	34.0 %
State tax, net of federal benefit	12.1 %
Goodwill and other permanent differences	4.5 %
Other	0.4 %
Total	51.0 %

The deferred tax asset in the amount of $26,642 consists mainly of state income taxes at December 31, 2001.

5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of approximately $190,000, which was in excess of the required capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 3.4 to 1.

6. Other Matters

The Company, during the ordinary course of certain trading activities, is involved in various lawsuits and claims, some of which are pending at December 31, 2001. Because these lawsuits and claims are at an early stage in the litigation process, management of the Company and legal counsel are unable to estimate the range of losses, if any, that could result from these matters. However, based on the nature of the items, management is of the opinion that there are no material loss contingencies that would have a material adverse impact on the financial position of the Company and intends to vigorously contest these matters.

London Pacific Securities, Inc. and Subsidiary
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2001

London Pacific Securities, Inc. and Subsidiary
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2001

Schedule I

Net Capital		
Total stockholder's equity, December 31, 2001		$ 634,375
Deduct non-allowable assets:		
Deferred income taxes	$ 26,642	
Receivables from affiliates and non-customers	84,062	
Prepaid expenses	69,134	
Goodwill	247,943	
Other assets	17,019	444,800
Net capital at December 31, 2001		$ 189,575
Regulatory minimum net capital [1]		$ 50,000
Excess of net capital over regulatory minimum		$ 139,575
Total aggregate indebtedness from Statement of Financial Condition		$ 637,496
Ratio: Aggregate indebtedness to net capital		3.4
Regulatory maximum ratio		15 to 1

Statement Pursuant to Paragraph (d)-4 of Rule 17a-5:

No material differences exist between the computation of net capital, as reported herein, and that included in the amended Part II of Form X-17A-5 as of December 31, 2001.

[1] Minimum required net capital is the greater of the regulatory minimum net capital of $50,000 or the Aggregate Indebtedness divided by 15, both as defined under SEC rule 15c3-1.

London Pacific Securities, Inc. and Subsidiary

Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2001

Schedule II

The Company has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(ii).

London Pacific Securities, Inc. and Subsidiary
Report On Internal Accounting Control
Required By SEC Rule 17a-5

For the year ended December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
555 Capitol Mall
Suite 1200
Sacramento CA 95814
Telephone (916) 930 8100
Facsimile (916) 930 8450

Independent Auditors' Report On Internal Accounting Control Required By SEC Rule 17a-5

To the Board of Directors
London Pacific Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of London Pacific Securities, Inc. and Subsidiary (the "Company") for the year ended December 31, 2001, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 25, 2002